Exhibit 99.1

Corporación América Airports S.A. Reports November 2020 Passenger Traffic

Total passenger traffic down 77.1% year-on-year impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--December 15, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 77.1% year-over-year (YoY) decline in passenger traffic in November 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Nov'20	Nov'19(1)(2)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	888	3,998	-77.8%	13,132	43,496	-69.8%
International Passengers (thousands)	240	2,055	-88.3%	6,685	26,023	-74.3%
Transit Passengers (thousands)	424	709	-40.2%	3,214	7,624	-57.8%
Total Passengers (thousands)	1,552	6,762	-77.1%	23,031	77,143	-70.1%
Cargo Volume (thousand tons)	23.4	39.5	-40.9%	230.0	388.4	-40.8%
Total Aircraft Movements (thousands)	27.1	68.5	-60.5%	319.7	786.4	-59.4%

(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in November 2020 dropped 77.1% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 80.8% and 84.1% declines reported in October and September, respectively. In most of the countries of operations, certain travel restrictions and requirement are still in place and passenger demand remains low. International traffic declined by 88.3% YoY, while domestic traffic dropped 77.8% YoY.

In Argentina, total passenger traffic declined 93.0% YoY, reflecting the impact of air travel restrictions, coupled with low overall demand, although improving from the 97.8% decline in October. International passenger traffic declined 91.7%, a sequential improvement from the 95.3% decline in October. Moreover, starting November, although borders are still closed, foreigners from neighboring countries are allowed to enter, with certain requirements. Domestic passenger traffic dropped 93.9% YoY, still reflecting low volumes as travel bans on domestic travel were partially lifted on October 22, restricted to essential workers or specific work or health-related reasons.

In Italy, passenger traffic declined 92.3% YoY, with international and domestic traffic down 95.2% and 84.8% YoY, respectively, reflecting the reinstatement of air travel restrictions following a new COVID-19 outbreak in the region, and weak demand during the winter season.

In Brazil, total passenger traffic continues to recover, with a 41.7% YoY decline showing a continued sequential improvement from the 45.8% drop in October. Domestic passenger traffic declined 44.5% resulting from a steady recovery in passenger demand, while international traffic dropped 95.4% YoY, mainly driven by low demand.

In Uruguay, passenger traffic declined 90.0% YoY. Commercial operations restarted the first week of July, although borders remain closed to non-resident foreigners, with certain exemptions, and travel demand is still weak.

In Ecuador, passenger traffic declined 66.4% YoY, improving sequentially from the 70.3% decline in October and the 80.1% drop in September.

In Armenia, while air travel bans were lifted during September, certain restrictions still apply and passenger demand remains low resulting in a passenger traffic drop of 83.8% during the month.

Cargo Volume and Aircraft Movements

Cargo volume decreased 40.9% on November 2020, mainly due to declines of 37.6% in Argentina, 60.7% in Brazil and 51.3% in Ecuador.

Aircraft movements declined 60.5% YoY in November 2020, mainly attributed to decreases of 70.8% in Argentina, 38.7% in Brazil, 74.7% in Italy and 38.8% in Ecuador. Aircraft movements also declined 71.4 % in Armenia, 61.7% in Uruguay and 53.6% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Nov'20 (2)	Nov'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	243	3,485	-93.0%	9,384	39,791	-76.4%
Italy	40	518	-92.3%	1,929	7,722	-75.0%
Brazil	977	1,676	-41.7%	7,931	17,298	-54.2%
Uruguay	16	162	-90.0%	588	1,993	-70.5%
Ecuador	125	373	-66.4%	1,400	4,117	-66.0%
Armenia	38	236	-83.8%	756	2,958	-74.5%
Peru	112	312	-64.3%	1,044	3,263	-68.0%
TOTAL	1,552	6,762	-77.1%	23,031	77,143	-70.1%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	13,955	22,370	-37.6%	130,535	208,958	-37.5%
Italy	1,333	1,212	10.0%	12,003	12,035	-0.3%
Brazil	2,973	7,559	-60.7%	29,841	83,061	-64.1%
Uruguay	2,247	2,865	-21.6%	26,730	26,550	0.7%
Ecuador	1,410	2,896	-51.3%	14,745	34,963	-57.8%
Armenia	1,273	2,168	-41.3%	14,490	18,159	-20.2%
Peru	177	438	-59.7%	1,692	4,655	-63.6%
TOTAL	23,368	39,508	-40.9%	230,035	388,381	-40.8%
Aircraft Movements
Argentina	10,433	35,726	-70.8%	141,905	410,372	-65.4%
Italy	1,294	5,107	-74.7%	28,966	73,936	-60.8%
Brazil	8,526	13,898	-38.7%	79,003	147,234	-46.3%
Uruguay	888	2,318	-61.7%	12,107	26,526	-54.4%
Ecuador	4,203	6,866	-38.8%	36,850	75,273	-51.0%
Armenia	618	2,164	-71.4%	9,403	25,186	-62.7%
Peru	1,138	2,450	-53.6%	11,446	27,901	-59.0%
TOTAL	27,100	68,529	-60.5%	319,680	786,428	-59.4%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411